UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-38765

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.
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(Translation of registrant’s name into English)

Room 801 and 802, 8th Floor, W1 Office
Building, Oriental Commerce Tower
No.1 Chang An Street, Dong Cheng District
Beijing, PRC 100006
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puhui Wealth Investment Management Co., Ltd.
(Registrant)
Date: December 8, 2021	By:	/s/ Zhe Ji
Zhe Ji
Chief Executive Officer and Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Annual Meeting of Shareholders
99.2	Proxy Statement for 2021 Annual Meeting of Shareholders
99.3	Form of Proxy Card for 2021 Annual Meeting of Shareholders